UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10817

Celltech Group plc
(Exact name of registrant as specified in its charter)

 208 Bath Road
Slough
Berkshire SL1 3WE
United Kingdom
+44 (0) 1753 534655

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, nominal value 50 pence each, of Celltech Group plc and American Depositary Shares, each representing two Ordinary Shares of Celltech Group plc and evidenced by American Depositary Receipts.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: Each of the American Depositary Shares and American Depositary Receipts have been cancelled and there is one holder with respect to Ordinary Shares.

        Pursuant to the requirements of the Securities Exchange Act of 1934 Celltech Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 17 September 2004
	By:	/s/ GÖRAN ANDO Name: Göran Ando Title: Group Chief Executive
	By:	/s/ PETER V. ALLEN Name: Peter V. Allen Title: Finance Director